FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of November 2012 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On November 05, 2012, the registrant announces that TowerJazz, Foundry of Choice for CMOS Image Sensors, Announces Participation at VISION 2012, the Most Recognized European Show for Industrial and Machine Vision Cameras.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: November 5, 2012	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz, Foundry of Choice for CMOS Image Sensors, Announces Participation at VISION 2012, the Most
Recognized European Show for Industrial and Machine Vision Cameras

Industrial CMOS image sensor camera market expected to grow and top $600M by 2016

MIGDAL HAEMEK, Israel, November 5, 2012 – TowerJazz, the global specialty foundry leader, today announced its participation at VISION 2012 on November 6-8, 2012 in Stuttgart, Germany to further its relationships with current image sensor customers and make direct contact with potential new ones.  The conference focuses on machine vision image sensors, a specialized, very fast growing market where TowerJazz is the foundry of choice for many companies who develop high end sensors.  Attendees of the show will be able to see demonstrations by TowerJazz customers with a variety of products solely manufactured at TowerJazz using its unrivaled CMOS image sensor process. Demonstrations will include: ON Semiconductor’s VITA industrial image sensors, e2v Ruby sensors, the CMOSIS CMV family, the AnaFocus LINCE5M sensor, the Viimagic industrial sensor series, and the Truesense Imaging Inc. industrial CMOS sensor. Among TowerJazz’s R&D partners in the show are: CSEM, Fraunhofer, and STFC.

TowerJazz is a leading provider of CMOS image sensor technology offering a wide range of pixel IP and an experienced R&D team that supports complex joint development projects. In particular, TowerJazz’s 0.11um pixel design rule is released for early adopters’ designs. First product samples of this new platform were already delivered.

“The industrial camera market is expected to grow steadily and to top $600M by 2016. Among the machine vision applications, intelligent traffic systems are experiencing very high growth and will significantly fuel the need for high performance CMOS image sensors in the future,” says Paul Danini, Technology and Market Analyst, Imaging Technologies & MEMS Devices, Yole Developpement.  “That trend is expected to positively impact CMOS image sensor sales of specialty foundries like TowerJazz.”

“TowerJazz is the only foundry exhibiting at VISION and we aim to establish our technology leadership and reinforce our relationships with existing customers as well as showcase our unique CMOS image sensor  technology to make our offering more familiar to the end user,” said Dr. Avi Strum, VP and General Manager, CMOS Image Sensor Business Unit. “We are looking forward to participating at VISION to share our unique technology offering with attendees and connect with our image sensor partners to continue addressing our customers’ growing needs.”

TowerJazz will have sales, R&D, and marketing representatives present at VISION (booth I82) to provide up-to-date technical and business information and quick support.  For more information, please contact: roni.oren@towerjazz.com .

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor Ltd., and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as CMOS and MEMS capabilities. TowerJazz also offers a world-class design enablement platform that complements its sophisticated technology and enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Technology Optimization Process Services to IDMs as well as fabless companies that need to expand capacity, or progress from an R&D line to a production line. To provide multi-fab sourcing, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Europe Company/Media Contact:
Roni Oren | 972 4 604 7738 | roni.oren@towerjazz.com

TowerJazz Investor Relations Contact
Noit Levi | 972 4 604 7066 | noit.levi@towerjazz.com